Mail Stop 4561   August 14, 2008

Michael McNeil
President and Chief Executive Officer
HMN Financial, Inc.
1016 Civic Center Drive Northwest
PO Box 6057
Rochester, MN 55901

>   **Re: HMN Financial, Inc.**
>   **Form 10-K**
>   **Filed March 4, 2008**
>   **File No. 000-24100**

Dear Mr. McNeil:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                    Sincerely,

                                                    Christian Windsor
                                                    Special Counsel

cc: By fax (507) 535-1301
        Cindy Hamlin
        HMN Financial, Inc.